[LETTERHEAD]

Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933

March 22, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citizens Financial Services, Inc. Registration Statement on Form S-3 (File No. 333-187380) Form RW - Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Citizens Financial Services, Inc. (the “ Registrant ”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-187380) (the “ Registration Statement ”) filed with the Securities and Exchange Commission on March 20, 2013.  The Registration Statement was incorrectly filed as form type S-3, and should instead have been filed as form type S-3D.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0000739421-13-000011), be withdrawn, and is re-filing an identical registration statement that will be correctly labeled as an S-3D.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have questions regarding our request for withdrawal, please contact Joseph J. Bradley of Kilpatrick Townsend & Stockton LLP at (202) 508-5832.

Sincerely,

CITIZENS FINANCIAL SERVICES, INC.

 /s/ Randall E. Black
Randall E. Black
Chief Executive Officer and President